UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA

ACCENTURE INTERNATIONAL SARL

(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,

PAR VALUE €1.25 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Douglas G. Scrivner

Accenture

1661 Page Mill Road

Palo Alto, CA 94304

(650) 213-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John B. Tehan

Alan D. Schnitzer

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$1,491,000,000	$120,622

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 71,000,000 Class I common shares are redeemed or purchased for $21.00 per share.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$120,622	Filing Party:	Accenture SCA and Accenture International SARL
Form or Registration No.:	SC TO-I	Date Filed:	September 30, 2003

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated September 30, 2003, and the accompanying shareholder communication (which together constitute the “offer” and which have previously been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 71,000,000 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $21.00 per share, in cash.

Except as amended hereby, all the terms of the Tender Offer remain unchanged. This Amendment No. 1 amends and supplements the Schedule TO as follows:

(a)	The following sentence is added as a new third and last paragraph under the heading “Item 3. Identity and Background of Filing Persons” of the Schedule TO.

“In response to Item 3, reference is also made to the information set forth in the tender offer, which is hereby incorporated by reference into this Schedule TO.”

(b)	The following paragraph is added as a new third paragraph under the heading “The Offer—5. Conditions of the Offer” of the Tender Offer:

“On October 1, 2003, Accenture Ltd received at least $250 million from the sale of the 12,300,000 Accenture Ltd Class A common shares subject to the over-allotment option exercised by the underwriters in connection with the underwritten public offering of the Accenture Ltd Class A common shares in the current share transaction.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

By:	/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes
Title: Manager

Dated:   October 9, 2003

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